Exhibit 99.8

JSC “RusHydro”

Announcement of pre-emptive right offer to its shareholders

JSC “RusHydro” (the “Company”), Krasnoyarsk, Russia, hereby notifies its shareholders as of the record date of 30 April 2009 (the “Record Date”) (the “Existing Shareholders”) that it is granting them pre-emptive rights (the “Offer”) to purchase newly issued ordinary shares of the Company with a par value of 1 rouble each (the “New Shares”). Eligible holders of global depositary receipts (“GDRs”) representing shares in the Company as of the Record Date (the “DR Holders”) may participate in the Offer, as set out below.

Existing Shareholders are entitled to purchase New Shares in proportion to the number of the shares in the Company held by them at the Record Date according to the formula and procedures set out in the Russian-language prospectus containing the terms and conditions of the Offer and information on the Company (the “Prospectus”).

Pursuant to the terms and conditions set forth by the Company in the corporate action notice dated on or around December 3, 2009 (the “DR Notice”), DR Holders that held Regulations S GDRs on the Record Date will be entitled to purchase American depositary shares (“ADSs”), and DR Holders of Rule 144A GDRs on the Record Date will be entitled to purchase Rule 144A GDRs. DR Holders may instruct the Bank of New York Mellon (the “Depositary”) to take up New Shares pursuant to the Offer and to issue to such respective holders additional GDRs or ADSs representing New Shares on the basis set out in the DR Notice. The Depositary will distribute the DR Notice to DR Holders through the systems of Euroclear Bank S.A./N.V., Clearstream Banking, Société Anonyme and Depository Trust Company.

The Company is offering the New Shares pursuant to the terms and conditions of the Prospectus, as well as GDRs representing the New Shares, in transactions not subject to the registration requirements of the U.S. Securities Act of 1933, as amended, in reliance on Rule 801 thereunder. English translation of the Prospectus and the Russian-language informational notice dated on or around December 3, 2009 (the “Informational Notice”) are available on the Company’s web-site at http://www.eng.rushydro.ru/investors/disclosure/articles. Existing Shareholders and DR Holders may also request copies of the Prospectus or the Informational Notice at the offices of the Company at 51, Arkhitektora Vlasova Street, Moscow, 117393, Russia.

This announcement is neither an offer to sell or purchase nor an invitation to make and offer to sell or purchase any of the New Shares or DRs. The Offer is being made solely by the Informational Notice, DR Notice and the Prospectus.

Krasnoyarsk – December 8, 2009

JSC “RusHydro”